Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

GRANT OF SHARE OPTIONS TO DIRECTORS, PDMRS AND EMPLOYEES AND GRANT OF RESTRICTED STOCK UNITS TO NON-EXECUTIVE DIRECTORS

Oxford, UK, 19 July 2017 - Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection, announces that the following options over new ordinary shares of 1 penny nominal value (‘Ordinary Shares’) were granted on 18 July 2017 to Directors, PDMRs and employees in line with the Company’s Long Term Incentive Plan. The Company has also made a grant of restricted stock units (‘RSUs’) to to the Non-Executive Directors under the Company’s 2017 Remuneration Policy. Details of both grants are summarised below.

Grant of Share Options

Director/PDMR	Position	Options Awarded	Total Options Held
Glyn Edwards	Chief Executive Officer	135,478	2,795,534
Erik Ostrowski	Chief Financial Officer	68,062	1,118,062
David Roblin	Chief Operating Officer, Chief Medical Officer and President of R&D	164,384	631,208

These options have an exercise price of 182.5 pence per share and will vest in full on 18 July 2020 subject to achievement of performance conditions pertaining to corporate and programme development milestones.

Options over 541,746 Ordinary Shares were granted to other employees of the Company. These options have an exercise price of 182.5 pence per share. They will vest in nine equal tranches on a quarterly basis from 18 July 2018 and will vest in full on 18 July 2020.

Award of Restricted Stock Units

Director	Position	RSU’s Awarded	Total RSUs Held
Frank Armstrong	Non-Exective Chairman	41,096	41,096
Barry Price	Non-Executive Director	19,179	19,179
Stephen Davies	Non-Executive Director	19,179	19,179
Leopoldo Zambeletti	Non-Executive Director	19,179	19,179
Valerie Andrews	Non-Executive Director	19,179	19,179
Dave Wurzer	Non-Executive Director	19,179	19,179

In 2017, Summit adopted an RSU programme to replace the former practice of making annual awards of share options to the Non-Executive Directors. Each RSU entitles the holder to subscribe for an Ordinary Share at a subscription price of 1 penny per Ordinary Share. The RSUs have a vesting period of one year and no performance conditions. The RSU programme is part of the 2017 Remuneration Policy that was approved by shareholders at the 2017 annual general meeting. The RSUs granted will vest on 18 July 2018.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease, Duchenne muscular dystrophy, and the infectious disease, Clostridium difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Glyn Edwards

2	Reason for the notification

a)	Position / status	Chief Executive Officer

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		182.5 pence per share (exercise price)	135,478

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Erik Ostrowski

2	Reason for the notification

a)	Position / status	Chief Financial Officer

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		182.5 pence per share (exercise price)	68,062

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr David Roblin

2	Reason for the notification

a)	Position / status	Chief Operating Officer, Chief Medical Officer and President of Research and Development

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		182.5 pence per share (exercise price)	164,384

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Frank Armstrong

2	Reason for the notification

a)	Position / status	Non-Executive Chairman

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		1 penny per share (subscription price)	41,096

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Barry Price

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		1 penny per share (subscription price)	19,179

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Professor Stephen Davies

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		1 penny per share (subscription price)	19,179

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Leopoldo Zambeletti

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		1 penny per share (subscription price)	19,179

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Ms Valerie Andrews

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		1 penny per share (subscription price)	19,179

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Dave Wurzer

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each

	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		1 penny per share (subscription price)	19,179

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	18 July 2017

f)	Place of the transaction	Outside a trading venue

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